Exhibit 99.1

POSCO plans to announce 2018 1Q Earnings Results as follows:

1.	Agenda

•	Earnings Results for the 1st Quarter of 2018

•	Business Plan for the Fiscal Year 2018 and Q&A Session

2.	Date and Time

April 24, 2018 at 16:00 (KST)

3.	Venue

Conference call

4.	Participants

Analysts and Institutional Investors